Filed by: Digene Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

Letter to Customers

June 4, 2007

Since you are a valued customer, I wanted to personally inform you of a major new development for Digene: The Board of Directors reached an agreement over the weekend to merge with Qiagen – one of the world’s major providers of sample and assay technologies – to create a new, market- and technology-leading molecular diagnostics company. The combination has been approved by both boards of directors and is expected to be finalized by fall.

Digene and Qiagen are combining to form a more innovative molecular products company that can better partner with you, our valued customer. As the merger progresses, it will be business-as-usual, with Digene providing the same great service and support you have come to expect. We look forward to delivering new and exciting new products and services to you. You will benefit from:

•	Access to a broad platform of products, including technologies considered state-of-the-art in sample preparation and chemistry.

•	Extensive global infrastructure, including research and development, manufacturing, sales and service.

•	Cutting-edge automation focused on providing innovative work-flow solutions and putting productivity improvements in the hands of our customers.

•	Development of next-generation platforms.

Of course, as with any merger, there will be inevitable changes. However, both the Digene and Qiagen management teams are committed to communicating often and openly with you to ensure a smooth transition.

Sincerely,

Daryl Faulkner
President and Chief Executive Officer
Digene

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Qiagen and Digene and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Qiagen and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent periodic reports filed by Digene with the SEC.

Additional Information

Qiagen intends to file a Registration Statement on Form F-4 and a Schedule TO and other documents, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9 and other documents, with the SEC in connection with the transaction. Digene stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at Digene’s web sites at www.digene.com.